UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SOUTHWEST GAS HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $1 per share
(Title of Class of Securities)

844895102
(CUSIP Number)

Keith Meister
Patrick J. Dooley, Esq.
Corvex Management LP
667 Madison Avenue
New York, NY 10065
(212) 474-6700

COPIES TO:
Douglas A. Rappaport, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 844895102

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 4,153,717
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 4,153,717
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,153,717
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 5.8%*
14.	Type of Reporting Person (See Instructions): PN, IA
*		See Item 5.

CUSIP No. 844895102

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 4,153,717
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 4,153,717
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,153,717
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 5.8%*
14.	Type of Reporting Person (See Instructions): IN, HC
*		See Item 5.

Item 1.	Security and Issuer

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $1 per share (the “Shares”), of Southwest Gas Holdings, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 8360 S. Durango Drive, Post Office Box 98510, Las Vegas, Nevada 89193-8510.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background

This statement on Schedule 13D is filed on behalf of Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Reporting Persons”).  This statement relates to Shares held for the accounts of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund LP and Corvex Select Equity Master Fund LP, each a Cayman Islands limited partnership, the general partner of each of which is controlled by Mr. Meister (collectively, the “Corvex Funds”).  The general partner of Corvex is controlled by Mr. Meister.  The principal business address of each of Corvex and Mr. Meister is 667 Madison Avenue, New York, NY 10065.  The principal business of Corvex is serving as the investment adviser to private investment funds, whose principal business is investing in securities.  Mr. Meister’s principal occupation is serving as the Managing Partner of Corvex.  A joint filing agreement of Corvex and Mr. Meister is attached hereto as Exhibit 1.

Except as disclosed in this Schedule 13D, during the last five years, none of Corvex, Mr. Meister or any of the Corvex Funds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On April 14, 2023, the Securities and Exchange Commission (“SEC”) announced an order settling charges against Corvex, according to the SEC order, for failing to disclose conflicts of interest regarding its personnel’s ownership of sponsors of three special purpose acquisition companies into which Corvex advised its client funds to invest. Without admitting or denying the findings, Corvex consented to the entry of the SEC’s order finding that the firm violated Sections 206(2) and 206(4) of the Investment Advisers Act of 1940 and Rule 206(4)-7 thereunder, and agreed to a cease and desist order, a censure, and a $1 million civil penalty to settle the charges.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons used the working capital of the Corvex Funds to purchase the 4,153,717 Shares reported herein.  The total purchase price for the Shares reported herein was approximately $252,066,780.

Various of the Reporting Persons may effect purchases of securities through margin accounts maintained for the Corvex Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies.  Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Shares are undervalued and an attractive investment.

The Reporting Persons intend to enter into discussions with the Issuer’s Board of Directors (the “Board”) and management of the Issuer to discuss options to unlock the value of the Issuer’s core utility franchises and its investment in Centuri Group, Inc. (“Centuri”). The Reporting Persons are supportive of the Issuer’s announced plan to separate Centuri in a manner which maximizes value.  However, based on Corvex’s analysis, the Reporting Persons believe the Issuer’s regulated portfolio, Southwest Gas Corporation (“Southwest”), is trading at or below its currently authorized rate base.  The implied valuation represents a deep discount to underlying value, market comps, and recent transactions – where similar assets trade at 1.5 – 2.0x rate base.  If the current valuation disconnect persists, the Reporting Persons believe the Issuer will be required to take further action.   In the Reporting Persons’ view, Southwest’s ambitious $2 billion capital plan clearly does not make sense if growth capital results in a market valuation less than cost.  The Reporting Persons anticipate engaging with the Issuer on ways to enhance shareholder value, including:  improving earned returns on capital, further restructuring, and/or a sale of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate. These actions may include, without limitation: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Corvex may be deemed to be the beneficial owner of 4,153,717 Shares, which represent approximately 5.8% of the Issuer’s outstanding Shares.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.  The Reporting Persons may be deemed to have sole power to vote and sole power to dispose of 4,153,717 Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 71,476,607 Shares outstanding as of July 28, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2023.

(c) Except as set forth in Exhibit 2 attached hereto, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Corvex Funds have entered into cash-settled swaps that represent an aggregate economic long-side exposure comparable to a notional interest in 533,549 Shares (representing economic exposure comparable to approximately 0.75% of the outstanding Shares). Under the terms of the swaps, the value to be received or paid upon termination of a swap will be determined by the difference in the market price per notional Share on the date of termination as compared to the cost of such notional Share at the time of entry into the swap.  The swaps terminate on July 2, 2025, and have a cost basis of $65.72 per Share.  All balances will be settled in cash. The counterparty for the swaps is Morgan Stanley & Co. International plc.  The swaps do not give the Reporting Persons or Corvex Funds direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Shares that may be referenced in the swap contracts or Shares or other securities or financial instruments that may be held from time to time by the counterparty to the contracts.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Transactions in the Shares effected in the past 60 days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2023	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: October 23, 2023	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister

EXHIBIT 1

AGREEMENT
JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s beneficial ownership of securities of Southwest Gas Holdings, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: October 23, 2023	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Name: Keith Meister
Title: Managing Partner

Date: October 23, 2023	KEITH MEISTER

	By:	/s/ Keith Meister

EXHIBIT 2

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 23, 2023. Except as otherwise noted below, all such transactions were purchases of securities effected in the open market, and the table includes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE $
Purchase of Common Stock	8/24/2023	5,000	63.95
Purchase of Common Stock	8/25/2023	14,703	63.86
Purchase of Common Stock	8/29/2023	24,171	63.72
Purchase of Common Stock	8/30/2023	31,800	63.17
Purchase of Common Stock	8/31/2023	44,490	62.22
Purchase of Common Stock	9/1/2023	31,665	62.14
Purchase of Common Stock	9/5/2023	89,000	61.07
Purchase of Common Stock	9/5/2023	145,100	60.74
Purchase of Common Stock	9/6/2023	75,023	60.36
Purchase of Common Stock	9/7/2023	18,751	60.31
Purchase of Common Stock	9/8/2023	2,600	60.06
Purchase of Common Stock	9/29/2023	39,699	60.55
Purchase of Common Stock	10/2/2023	50,000	59.21
Purchase of Common Stock	10/3/2023	7,700	58.89
Purchase of Common Stock	10/4/2023	28,000	58.92
Purchase of Common Stock	10/6/2023	9,313	58.34
Purchase of Common Stock	10/9/2023	6,100	58.32
Purchase of Common Stock	10/12/2023	13,600	57.83
Purchase of Common Stock	10/13/2023	10,000	57.79
Purchase of Common Stock	10/16/2023	119,611	58.83
Purchase of Common Stock	10/17/2023	11,609	58.99
Purchase of Common Stock	10/18/2023	116,185	58.22
Purchase of Common Stock	10/19/2023	81,470	57.96
Purchase of Common Stock	10/20/2023	99,417	57.62
Purchase of Common Stock	10/23/2023	169,689	57.18